FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - OCTOBER 16, 2002

Baytex Announces Signing of Long-Term Crude Oil Supply Agreement

Baytex Energy Ltd. (TSX-BTE) is pleased to announce that it has entered into a long-term crude oil supply agreement with Frontier Oil and Refining Company of Denver, Colorado.  The agreement calls for the delivery by Baytex of 20,000 barrels per day of Lloydminster Blend (LLB) crude oil at a price fixed at 71% of NYMEX WTI oil price (i.e. LLB differential fixed at 29% of WTI) for an initial term of five years commencing January 1, 2003.  During the first year of this term, the contracted volume will increase gradually from 9,000 barrels per day in January reaching the full 20,000 barrels per day in October 2003 and thereafter.  Each barrel of LLB crude constitutes approximately 80% of heavy oil produced by Baytex and 20% of diluent. TD Securities Inc. acted as exclusive financial advisor to Baytex in this transaction.

Lloydminster Blend oil differentials have averaged 29% of WTI price for the last 17 years since price deregulation in 1985.  By signing this agreement, at the long-term average differential, Baytex has greatly reduced its corporate exposure to heavy oil pricing volatilities.  The improved stability in cash flow will better position the Company to manage its capital programs and production growth plans.  The superior re-investment efficiency of Baytex’s heavy oil assets, due to their low royalties and low operating and finding and development costs, will be further enhanced by this reduced pricing exposure.

In a separate transaction completed in early October, Baytex bolstered its operating position in the Cold Lake area through the purchase of approximately 2,500 barrels per day of primary heavy oil production and 44,000 net acres of undeveloped land adjacent to its existing properties in this area.  The Company has identified approximately 200 development drilling locations on the new lands acquired.   Together with its existing development potential acquired in 2001, this area will provide Baytex with an expanded drilling inventory for heavy oil production growth over the next five years.  The purchase price of $32.9 million was funded by cash and bank borrowings.

Baytex plans to release its third quarter interim report on November 14, 2002.  Cash flow for the third quarter is expected to be in the $0.90 per share range.  The Company’s financial position continues to strengthen, with a cash on deposit position of $11.5 million on September 30, 2002 compared to the $10 million of outstanding bank loans at the end of the second quarter.  Baytex will carefully manage its capital spending during the fourth quarter and, except for future acquisition activities, targets to have the bank loans incurred in October for the Cold Lake property purchase completely repaid by the end of this year.

Current production is between 41,000 and 42,000 boe/d.  With a strong balance sheet, excellent drilling inventory and reduced commodity price risk, Baytex is very excited about its prospects to deliver superior shareholder returns in 2003 and beyond.

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Specifically, this press release contains forward-looking statements relating to Management’s approach to operations, amount and timing of capital projects, prices of oil and gas, heavy oil differentials, company production, cash flow and debt levels.  The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development  drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in the Company’s areas of operations; and other factors, many of which are beyond the control of the Company.  There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex is an intermediate oil and gas exploration and production company whose shares are traded on The Toronto Stock Exchange under the trading symbol “BTE”.

FOR DETAILED INFORMATION, PLEASE CONTACT:

Dale Shwed, President and C.E.O.	Telephone: (403) 750-1241
Ray Chan, Senior Vice-President and C.F.O.	Telephone: (403) 267-0715

Website: www.baytex.ab.ca